SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Horizon Funds
Address of Principal Business Office:
13024 Ballantyne Corporate Place, Suite 225
Charlotte, North Carolina 28277

Telephone Number (including area code): (704) 544-2399
Name and Address of Agent for Service of Process:
Matthew S. Chambers
13024 Ballantyne Corporate Place, Suite 225
Charlotte, North Carolina 28277

With Copies to:
Jeffrey T. Skinner
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem, North Carolina 27101

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Charlotte and the State of North Carolina on the 2nd day of June, 2015.

Horizon Funds
By:	/s/ Robert J. Cannon
Robert J. Cannon
President

Attest:	/s/ Matthew S. Chambers
Matthew S. Chambers
Vice President